Exhibit 10.7

Execution Version

Certain portions of this Exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[***]” to indicate where redactions have been made.

CONTRACT MANUFACTURING AGREEMENT

This CONTRACT MANUFACTURING AGREEMENT (this “Agreement”) is made as of September 26, 2022 (the “Effective Date”), by and between Harley-Davidson Motor Company Group, LLC, a limited liability company formed in Wisconsin, United States of America (“HD”), and LiveWire EV, LLC, a Delaware limited liability company (“LiveWire”). HD and LiveWire are each a “Party” and are sometimes referred to herein collectively as the “Parties.”

RECITALS

WHEREAS, Parties have entered into that certain Separation Agreement effective as of the date hereof (the “Separation Agreement”), pursuant to which the LiveWire Business has been separated from the Harley Business and transferred to LiveWire; and

WHEREAS, in connection with the Separation, LiveWire desires to obtain from HD, and HD desires to provide to LiveWire, contract manufacturing and procurement services in relation to the LiveWire Platforms and products identified in Exhibit A (the “Products”), in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 For purposes of this Agreement, capitalized terms shall have the meaning set forth in the body of this Agreement or as set forth below in this ARTICLE 1. To the extent any capitalized terms are not defined herein, they shall have the meanings set forth in the Separation Agreement.

(a) “Actual Cost” means, with respect to the manufacture and delivery of a Product, HD’s actual direct costs, without mark-up, to manufacture and deliver such product, plus a reasonable allocation of overhead and, with respect to third-party providers, a reasonable allocation of the amounts paid to such providers that is proportionate to usage of services by or on behalf of LiveWire; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes.

(b) “Change of Control Event” means (i) the sale of all or substantially all of the assets of a Party, or (ii) a sale of equity interests, merger, consolidation, recapitalization or reorganization of a Party, unless the Control of such a Party after such sale of equity interests, merger, consolidation, recapitalization or reorganization are beneficially owned, directly or indirectly, by the persons who beneficially owned such Party’s Control prior to such transaction.

(c) “Confidential Information” means (i) non-public information and material of a Party or its Affiliates (and of companies with which such Party has entered into confidentiality agreements) that the other Party obtains knowledge of or access to in connection with this Agreement; (ii) non-public Intellectual Property of the Disclosing Party; and (iii) business and financial information of the Disclosing Party, including pricing, business plans, forecasts, revenues, expenses, earnings projections, sales data and any and all other non-public financial information; provided, however, “Confidential Information” does not include information that: (A) is or becomes public knowledge without any action by, or involvement of, the Recipient or its Affiliates or contractors; (B) is independently developed by the Recipient without reference or access to the Confidential Information of the Disclosing Party; (C) is already in the Recipient’s possession on a non-confidential basis at the time of disclosure thereof; or (D) is obtained by the receiving Party without restrictions on use or disclosure from a third party who did not receive it, directly or indirectly, from the Disclosing Party; provided that the exceptions set forth in clauses (B), (C) and (D) above shall not apply with respect to Confidential Information of LiveWire, to the extent the applicability of either exception is due to HD owning and or operating the LiveWire Business prior to the Separation.

(d) “Contractual Expiration Date” means, with respect to each Product, the date specified in Exhibit A as the “Contractual Expiration Date” for such Product, after which HD will have no obligation to continue manufacturing such Product and LiveWire shall have no obligation to continue purchasing such Product (other than under any Orders submitted prior to such date or following such date pursuant to Section 2.14).

(e) “Control” means ownership of fifty percent (50%) or more of the share capital or voting stock of a company, enterprise or other legal entity or the power to appoint the majority of board members, the general manager, factory chief or other principal person in charge of a company, enterprise or other legal entity, or the power to direct otherwise the management or policies of a company, enterprise or other legal entity.

(f) “EV Manufacturing Processes” means proprietary processes relating to the fabrication and assembly of EV powertrain systems and components, as well as final EV vehicle assembly (including appropriate sub assembly actions and painting of appropriate components).

(g) “Exclusive LSS Vehicle” means all two-wheeled vehicles and all three-wheeled vehicles (other than 2:1 trikes), in each case that utilize an LSS Platform.

(h) “HD’s Facility” means HD’s manufacturing facility or storage facility (or the applicable facility of an HD supplier) designated by HD for the manufacture or storage of Products hereunder.

(i) “HD Production Assets” means all Production Assets other than LiveWire Production Assets.

(j) “Improvements” means all modifications, enhancements, derivative works and improvements of Intellectual Property.

(k) “Intellectual Property” means all intellectual property rights in any and all jurisdictions throughout the world, including domestic and foreign patents, copyrights, mask works, designs, trade secrets, and any other intellectual property rights in technologies, software, know-how, inventions, data, methods, processes and other confidential or proprietary information, but excluding any Trademarks.

(l) “Joint Development Agreement” means that certain Joint Development Agreement, effective as of the date hereof entered into by and between the Parties.

(m) “Lead Time” means, with respect to a Product, the period of time preceding the scheduled delivery date of such Product that is specified in Exhibit A.

(n) “LiveWire Distribution Center” means the distribution center used by LiveWire for distribution of Products.

(o) “LiveWire Platform” means the Platform currently manufactured and utilized in the “LiveWire One” vehicle.

(p) “LiveWire Production Assets” means the Production Assets used exclusively for the production of Products.

(q) “LiveWire Production Materials” means all Production Materials other than Shared Production Materials.

(r) “Losses” means any and all liability, loss, cost, expense, debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

(s) “LSS Platforms” means the LiveWire Platform, the Speed Platform, and the SpeedWire Platform.

(t) “Minimum Order Quantity” means, with respect to a Product, the minimum number of units that LiveWire must order when it places an Order for such Product, as specified in Exhibit A and as may be modified by mutual agreement of the Parties in good faith from time to time.

(u) “Minimum Annual Volume Commitment” means, with respect to a Product, the annual volume of such Product required to be purchased by LiveWire from HD as specified in Exhibit A.

(v) “Order” means a written or electronic firm purchase request for Products issued by LiveWire to HD and accepted by HD after the Effective Date of this Agreement. Orders may be placed as discrete purchases or as part of an ongoing delivery schedule and will be placed utilizing the SD&I Process.

(w) “Order Deficit Impact Fee” means the sum of (i) the Product Price of the Product Order Deficit less the Actual Cost of such Products, and (ii) the allocation of overhead included in the Actual Cost of such Products.

(x) “Personal Information” means all information received by either Party in any tangible or intangible form that relates to or personally identifies or makes identifiable the other Party’s employees, customers, agents, end-users, suppliers, contacts or representatives. Examples of Personal Information may include, but are not limited to, individual names, addresses, phone numbers, email addresses, purchase history, employment information, financial information, medical information, credit card numbers, social security numbers, and product service history.

(y) “Platform” means, with respect to a vehicle, the battery, motor and power electronics that deliver the performance for such vehicle.

(z) “Product Order Deficit” means, with respect to a Product, the amount (if any) by which the Minimum Annual Volume Commitment for such Product exceeds the actual quantity of such Product ordered by LiveWire during any applicable year.

(aa) “Product Price” means, with respect to a Product, the price that is specified for such Product on Exhibit A, which shall represent HD’s Actual Cost for manufacturing such Product plus a markup of six percent (6%).

(bb) “Production Assets” means the machinery and equipment (and related gauges and fixtures used for assembly) that are used for the production of Products hereunder, excluding Tooling.

(cc) “Production Materials” means raw materials, components, subassemblies, parts, other supplies and any industrial services required for the manufacturing of Products hereunder.

(dd) “Project” has the meaning set forth in the Joint Development Agreement.

(ee) “SD&I Process” means the Supply, Demand and Inventory (SD&I) process to be mutually agreed by the Parties.

(ff) “Shared Production Materials” means Production Materials that are used in both HD products and Products, with the exception of any such materials that LiveWire determines to procure for itself in accordance with Section 5.3.

(gg) “Specifications” means LiveWire’s written functional and performance criteria, visual inspection criteria, electrical test and electrical parameters, dimensional and structural requirements, test methods and other specifications for each Product, which are provided to HD in writing.

(hh) “Speed Platform” means any vehicle Platform with a peak power (10 seconds) of 36kW through 74kW.

(ii) “SpeedWire Platform” means any vehicle Platform with a peak power (10 seconds) of 75kW through 120kW.

(jj) “Termination Charges” means, without duplication, with respect to a Product, all expenditures, accruals or cost allocations arising from, relating to or incurred in connection with HD’s end of production of such Product earlier than the end of the first Renewal Term for such Product, including all those relating to: (i) the termination or cancellation of procurement of materials, goods and services, including supplier compensation payments, cancellation penalties, payments for obsolescence of material, work-in-progress and finished goods (whether sold at a loss or scrapped) or life-time buys of materials or goods from suppliers and all applicable premiums that were approved by LiveWire; (ii) the termination of employees or contract employees, including any wages, salaries and benefits through the earlier of the end of the first Renewal Term for the relevant Product and the date the obligation to pay such wages, salary and benefits expires, severance costs (to the extent such severance costs are consistent with HD’s standard severance plan or any applicable collective bargaining agreement then in place), relocation costs, outplacement services, training costs and other termination-related payments; (iii) any overtime charges incurred in connection with last-time buys or building of a bank of materials that were approved by LiveWire; (iv) the disposal or scrapping of materials, work-in-progress or finished goods; (v) machinery and equipment, including related tooling, jigs, dies, gauges, fixtures, molds, patterns and other accessories, whether incurred as a result of the reconfiguration, relocation, disposal or scrapping thereof, an adjustment in the allocable share of depreciation and amortization or otherwise; (vi) any outstanding incremental capital investment made by HD with respect to such Product (including related costs of capital); (vii) the surrender or vacation of unused manufacturing space dedicated to the relevant Product, including rental and leasehold payments, an allocable share of depreciation and amortization taxes and insurance premiums through the end of the first Renewal Term for the relevant Product; and (viii) the write-off of net book value of HD Production Assets that are disposed of or destroyed in connection with the end of production of the relevant Product, in each case, regardless of whether such cash expenditures, accruals and cost allocations are incurred or disbursed prior or after the end of production of the relevant Product. For the avoidance of doubt, to the extent an expenditure, accrual or cost allocation, has been satisfied or paid by LiveWire in accordance the other provisions of this Agreement such amount shall be excluded from the calculation of Termination Charges. For the avoidance of doubt, the end of the first Renewal Term for the LiveWire Platform is 10 years from the Effective Date.

(kk) “Tooling” means all tooling, including related jigs, dies, gauges, fixtures, molds, patterns and similar accessories, required for the manufacturing of Products hereunder.

1.2 Each of the following terms is defined in the Section set forth opposite such term:

Term	Article / Section
Agreement	Preamble
Chosen Courts	14.6
Dispute	12.4
Dispute Committee	12.4
Effective Date	Preamble
Force Majeure Event	ARTICLE 11
Forecasts	2.4
HD	Preamble
HD Data	8.3
Initial Term	13.1
LiveWire	Preamble
LiveWire Data	8.3
LiveWire’s Recall Obligations	6.3
Operational Committee	12.1
Parties	Preamble
Party	Preamble
Privacy and Security Requirements	Exhibit B
Products	Recitals
Quarterly True-Up Report	3.2
Recall	6.1
Renewal Term	13.1
Separation Agreement	Recitals
Technical Manufacturing Documents	ARTICLE 7
Term	13.1
Warranty Period	4.2

ARTICLE 2

MANUFACTURING SERVICES

2.1 Manufacturing Services. LiveWire hereby appoints HD as LiveWire’s exclusive manufacturer for each LSS Platform and all Exclusive LSS Vehicles utilizing any such LSS Platform for a period that begins on the date that HD begins manufacturing such Platform and ends five (5) years thereafter (provided that the exclusivity of the LiveWire Platform shall expire five (5) years following the Effective Date). As LiveWire introduces new products as part of an LSS Platform, the Parties will revise Exhibit A to include such new products as Products hereunder. LiveWire may also request HD to manufacture other products from time to time, and if HD agrees to manufacture such products, the Parties will revise Exhibit A to include such products. HD hereby accepts the appointment and agrees to manufacture and supply to LiveWire the Products in accordance with the Specifications from the Effective Date until the Contractual Expiration Date of each Product, in accordance with the terms of this Agreement, subject to the early termination of this Agreement in accordance with Article 13. HD will perform its manufacturing services (a) in a professional and workmanlike manner and in accordance with good industry practice and applicable law, and (b) with at least the same (and no less than reasonable) standard of service (including with respect to quality, skill and diligence) that HD provides to its own other businesses.

2.2 Contractors. HD may subcontract its obligations hereunder, provided that, during the exclusivity period for a Platform, HD may not engage subcontractors to manufacture Products included in such Platform without LiveWire’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except that

LiveWire’s consent shall not be needed for HD to subcontract to (a) HD’s Affiliates, (b) subcontractors that HD used prior to the Effective Date or (c) subcontractors that HD engages during the Term to perform similar work for HD’s own businesses. HD shall be and remain responsible for each subcontractor’s compliance with this Agreement to the same extent HD would be responsible for its own compliance with this Agreement.

2.3 Minimum Annual Volume Commitments; Annual Review. LiveWire agrees to order, each year during the term, an amount of each Product that meets or exceeds the Minimum Annual Volume Commitment for such Product. If at the end of each year during the Term, there is a Product Order Deficit, then HD will issue LiveWire an invoice for the Order Deficit Impact Fee, and LiveWire may elect, in its sole discretion, to order and take receipt of the amount of Product necessary to meet the Minimum Annual Volume Commitment for such Product, or pay the Order Deficit Impact Fee within sixty (60) days of receipt of the invoice; provided that, at LiveWire’s option, LiveWire shall be relieved of its obligation to pay the Order Deficit Impact Fee to the extent that the Product Order Deficit is the result of HD’s failure to fulfill Orders placed in accordance with this Agreement (except to the extent HD’s failure to fulfill Orders was caused, directly or indirectly, by LiveWire). The Operational Committee will review the Minimum Annual Volume Commitments on an annual basis as set forth in Section 12.2.

2.4 Forecasts. LiveWire shall provide HD, on a monthly basis in accordance with the SD&I Process, a rolling forecast indicating LiveWire’s monthly Product requirements for the following twelve (12) months (“Forecasts”). The Forecast for a given year shall be within twenty percent (20%) of the Minimum Annual Volume Commitment for such year. The quantity of Products forecasted for the first ninety (90) days of each Forecast shall be firm and binding and LiveWire shall be obligated to submit an Order for and purchase the quantities of Products set forth in such binding portion of each Forecast, including the Minimum Order Quantity.

2.5 Orders. LiveWire shall issue Orders for Products in accordance with the Lead Time for each Product. Each Order shall include, at minimum:

(a) LiveWire’s internal order reference;

(b) an adequate description of the Products being ordered (e.g. a part number);

(c) the price to be paid for the Products ordered;

(d) the Product quantity and time of delivery;

(e) the place or places of delivery;

(f) any special packaging requirements; and

(g) any special packing and shipping requirements.

2.6 Acceptance of Orders; Fair Share.

(a) Within five (5) Business Days of HD’s receipt of an Order, HD shall expressly acknowledge receipt and, if applicable, acceptance of the Order by sending an email to LiveWire (or such other method of communication agreed to by the Parties from time to time). HD shall accept all Orders that comply with the Lead Time and the Minimum Order Quantity, that are consistent with the Forecast, and that comply with the other terms and conditions of this Agreement and shall consider in good faith whether to accept Orders outside of the foregoing parameters. Notwithstanding the foregoing, HD shall be relieved from any obligation to fulfill LiveWire’s Orders for a Product to the extent that: (i) the quantities of Production Materials delivered to HD’s Facility are insufficient to fulfill LiveWire’s Order for Products; or (ii) the Products ordered exceed HD’s maximum production capacity for such Products; provided, that, if the quantities of any Shared Production Materials are insufficient to meet the Parties’ aggregate requirements for the manufacture of Products hereunder and HD’s requirements for its own products, then any such Production Materials acquired by the Parties shall be apportioned between the Parties on a pro rata basis based on the applicable production schedules so that each Party’s requirements are covered proportionately.

(b) HD shall: (i) maintain sufficient manufacturing capacity to meet the forecasted volumes for each Product; (ii) maintain a dedicated production line for electric vehicles; and (iii) maintain business continuity and risk mitigation strategies substantially similar to those that HD provides to its own other businesses.

2.7 Lead Times. The Parties may mutually agree to change the Lead Time applicable to a Product in good faith and neither Party will unreasonably withhold, condition, or delay consent to a requested change to a Lead Time modification proposed by the other Party.

2.8 Delivery; Incoterms. All Products will be delivered by HD to LiveWire Ex Works (LiveWire Distribution Center) Incoterms 2020. Except as otherwise provided hereunder, the terms, conditions and obligations of Ex Works (Incoterms 2020) are incorporated herein by reference.

2.9 Discrepancies. If LiveWire discovers any discrepancy between: (i) the quantity or type of Products ordered by LiveWire and that received by LiveWire; or (ii) the quantity or type of Products invoiced by HD and that received by LiveWire, LiveWire will promptly notify HD thereof, and in any event in less than thirty (30) days from such discovery.

2.10 Shortages. If the discrepancy is a shortage and HD invoiced LiveWire for the full amount of Products ordered, HD shall, at LiveWire’s option: (i) adjust the invoice; (ii) refund LiveWire for amounts paid for such Products to adjust for such shortage; or (iii) as quickly as commercially and reasonably practicable, at HD’s cost and expense, supply the number of units in such shortage to LiveWire provided LiveWire has paid or commits to pay HD in full for such units. HD shall be entitled to any insurance proceeds paid to LiveWire in respect of a shortage for which it replaces units or compensates LiveWire.

2.11 Overages. In case of an unintentional overage in any shipment, irrespective of when and by which Party discovered, LiveWire shall keep such quantity and pay the amount invoiced or the amount to be invoiced if the invoice did not include such overage, provided that HD has taken commercially reasonable actions to try to prevent such overages from occurring. LiveWire shall have the right to adjust any Forecasts to account for such overages.

2.12 Verification. For purposes of verifying and substantiating any claim(s) for compensation made by LiveWire under this Agreement, LiveWire shall provide to HD reasonable access to LiveWire’s premises and such information as HD shall reasonably request. Access to such books and records shall only be provided to the extent permitted by applicable Law.

2.13 Notice Requirement. HD shall not be obligated to make cash refunds or provide additional products for shortages when the notice of the shortage is not delivered within thirty (30) days of the discovery thereof as provided in Section 2.9 above.

2.14 Contractual Expiration Date. LiveWire must submit any Order with respect to a Product with sufficient Lead Time so that the Product can be delivered before the Contractual Expiration Date, and HD will have no obligation to continue manufacturing any Product after the Contractual Expiration Date for such Product and LiveWire will have no obligation to continue purchasing such Product from HD after the Contractual Expiration Date for such Product (other than under any Orders submitted prior to such date or following such date pursuant to this Section 2.14); provided, that, HD may, in its sole discretion, accept Orders that would require manufacturing after the applicable Contractual Expiration Date and, if HD chooses to accept any such Order, such Order will be subject to the terms of this Agreement.

2.15 Dealer and Customer Responsibilities. LiveWire shall have sole responsibility for its dealer and customer relationships related to Products, including dealer and customer satisfaction, warranty (but without limiting any rights or remedies LiveWire may have hereunder with respect to non-conforming Products) and other dealer and customer obligations. HD shall have no contractual relationship with, and no responsibility to, the dealer or end customers of the Products with respect to the Products.

ARTICLE 3

PAYMENT

3.1 Invoices. HD will issue an invoice for the Product Price for all Products delivered hereunder, at or promptly following delivery. HD will issue an invoice for any Termination Charges and any other costs, fees, expenses or charges hereunder (except as noted in the foregoing or elsewhere in this Agreement) within a reasonable time of incurring and/or determining such costs, fees, expenses or charges.

3.2 Quarterly True-Up. Within one month following the end of each calendar quarter during the Term, HD shall conduct an analysis to determine whether the direct costs incurred by HD in connection with the manufacture and delivery of Products during such quarter differed from the direct cost component of the Product Price, and whether the allocation of overhead for such calendar quarter should be adjusted from the allocation of overhead in the Product Price, based on the relative manufacture of HD products and Products during such calendar quarter; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes. Upon conclusion of such analysis, HD will deliver a report to LiveWire which specifies the results of the analysis (the “Quarterly True-Up Report”). If the sum of the direct costs and allocated overhead for such calendar quarter are less than the direct costs and overhead components included in the Product Price for the Products delivered during such calendar quarter, then HD shall pay the difference to LiveWire within sixty (60) days after delivering the Quarterly True-Up Report to LiveWire, and if the sum of such direct costs and allocated overhead are more than the direct costs and overhead components included in the Product Price, then HD shall issue LiveWire an invoice for the difference, which shall be payable by LiveWire as specified in Section 3.3 below; provided that, subject to Section 12.2(b), HD shall not increase LiveWire’s fixed cost allocations because of adverse changes in HD’s production volumes, and HD shall not be required to increase its own fixed cost allocations because of adverse changes in LiveWire’s production volumes.

3.3 Payment; Taxes. LiveWire shall pay invoices (other than amounts disputed in good faith) within sixty (60) days after the receipt date of such invoice, provided that, notwithstanding anything to the contrary in this Agreement, disputed amounts withheld by LiveWire shall not exceed twenty percent (20%) of any invoice; provided that payment of any amounts shall not be deemed to be a waiver of LiveWire’s right to dispute or recover such amounts. All payments will be made in United States Dollars. In the event that either LiveWire fails to make a payment as prescribed above, following written notification to LiveWire by HD, HD may withhold further delivery of Product(s) to LiveWire until such delinquent payment is received. If LiveWire fails to pay all or any portion of any such invoiced amount by the required date, LiveWire will be obligated to pay to HD, in addition to the amount due, interest at an interest rate of one-half of one percent (0.5%) per month, accruing continuously from the date the payment was due through the date of actual payment. LiveWire shall be responsible for all sales, use and goods and services, value-added, and any other similar Taxes, duties and charges (“Indirect Taxes”) imposed by any federal, state or local government entity on any amounts payable by LiveWire hereunder, provided that HD will be solely responsible for the payment of its income Taxes, franchise or similar Taxes, its employee’s salaries, unemployment insurance, workers’ compensation, employee benefits and other employment-related costs, charges and deductions. Each invoice provided under Section 3.1 shall properly reflect all Indirect Taxes payable by LiveWire, and if applicable, such information reasonably required for LiveWire to obtain a refund, credit or offset of such Indirect Taxes in accordance with applicable Law. Livewire and HD shall make reasonable efforts to cooperate to the extent necessary to obtain any exemption relating to, or reduced rate of, any such Indirect Tax, including by providing exemption certificates or other information reasonable required to establish an exemption. The parties will reasonably cooperate to minimize any deduction or withholding for or on account of Tax, including making applicable double taxation treaty clearance applications. If any Taxes are required to be deducted or withheld from any payments made by one Party (the “Payor”) to another Party hereunder, then such Payor shall withhold or deduct the required amount and promptly pay such Taxes to the applicable Tax authority and any such amounts shall be deemed to have been paid hereunder.

3.4 Quarterly Pricing Review; Changes in Product Prices. The Operational Committee will review the Product Prices every three (3) months from the Effective Date as set forth in Section 12.2. For the avoidance of doubt, HD may adjust the Product Prices on a quarterly basis upon notice to LiveWire to reflect changes in the Actual Cost.

3.5 Audit. Once per year with prior written notice of at least ten (10) Business Days to HD, LiveWire may (at LiveWire’s sole cost and expense) carry out an audit of HD’s relevant books and records to confirm that the Product Prices were determined in accordance with the terms of this Agreement. After receipt of a valid notice of such audit, HD shall grant reasonable access to HD’s relevant books and records during HD’s regular business hours. Access to such books and records shall only be provided to the extent permitted by applicable Law and applicable confidentiality and contractual obligations and to the extent that such access will not result in the loss of legal privilege.

ARTICLE 4

QUALITY

4.1 Warranty. HD warrants to LiveWire, its successors and assigns for the duration of the Warranty Period that the Products delivered to LiveWire in accordance with the terms and conditions of this Agreement (i) will be free from defects in workmanship and will conform to the Specifications, and (ii) will be free from Liens and encumbrances.

4.2 Warranty Period. The foregoing warranties shall extend from the date of delivery to LiveWire for a period of five (5) years on batteries, and from the date of delivery of the relevant Product to the end customer for a period of two (2) years (unlimited mileage) on motorcycles, and one (1) year on motorcycle parts and accessories (unless such parts and accessories are sold as part of a motorcycle, in which case the warranty period shall be two (2) years for such parts and accessories) (the “Warranty Period”). LiveWire may submit a written request to HD requesting an extension to the Warranty Period for a Product. HD shall consider any such request in good faith, and notify LiveWire of the cost to LiveWire of any such extension, which cost shall be reasonably determined in accordance with typical warranty cost analysis. If the Parties mutually agree on such extension, the Warranty Period for the applicable Product will be so extended (with respect to quantities of such Product supplied by HD following the effective date of the extension), and the Product prices shall be increased to include the cost of the extended Warranty Period.

4.3 Remediation. In the event LiveWire discovers any quality problems with the Products delivered hereunder, LiveWire shall promptly advise HD and the Parties shall seek to remedy any such problems from occurring in the future. If LiveWire can reasonably demonstrate that a Product fails to conform to the warranties set forth in Section 4.1 of this Agreement and provide reasonable supporting evidence for such failure, HD, at its sole option and expense (including any shipping or delivery costs in connection with a repair or replacement), will either repair or replace the non-conforming Products. For the avoidance of doubt, HD shall not be liable for any breach of the warranties set forth in Section 4.1 and LiveWire will have no legal remedy from HD for the relevant non-conforming Products if such breach is caused by materials or items owned or furnished by LiveWire or a failure of a supplier of Production Materials LiveWire Production Assets or Tooling to comply with its obligations under its supply contracts with LiveWire or HD; provided that, for suppliers of Shared Production

Materials, HD shall use commercially reasonable efforts to work with the applicable supplier to remediate such failure, and shall pass through to LiveWire any refunds or credits it obtains under its agreement with such Production Materials supplier with respect to such non-conforming Products. The Warranty Period for any repaired or replacement Product will be the balance of the Warranty Period for the original non-conforming Product remaining from the date HD was notified of the warranty claim of the Product.

4.4 DISCLAIMER. EXCEPT FOR THE WARRANTIES SET FORTH IN SECTION 4.1, HD EXPRESSLY DISCLAIMS TO THE FULL EXTENT PERMISSIBLE BY LAW ANY WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE NATURE OR STANDARD OF THE SERVICES OR PRODUCTS WHICH HD MAY PROVIDE HEREUNDER, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE AND ALL WARRANTIES ARISING FROM ANY COURSE OF DEALING OR USAGE OF TRADE.

4.5 EXCLUSIVE REMEDIES. SECTION 4.3 CONSTITUTES LIVEWIRE’S SOLE AND EXCLUSIVE REMEDIES FOR A BREACH OF THE WARRANTIES SET FORTH IN SECTION 4.1; PROVIDED THAT THE FOREGOING SHALL NOT LIMIT HD’S LIABILITY ELSEWHERE IN THIS AGREEMENT FOR MANUFACTURING DEFECTS. HD WILL HAVE A REASONABLE TIME TO PROVIDE A REMEDY IN ACCORDANCE WITH SECTION 4.3.

ARTICLE 5

PRODUCTION MATERIALS; PRODUCTION ASSETS; PROCUREMENT AGENCY

5.1 Procurement by LiveWire. LiveWire shall be exclusively responsible for procurement of LiveWire Production Materials, LiveWire Production Assets and Tooling (other than their receipt by HD and handling inside of HD’s Facility) as follows:

(a) source-selecting all LiveWire Production Materials, LiveWire Production Assets and Tooling;

(b) procuring all LiveWire Production Assets and Tooling including: (i) negotiating the price and all other terms applicable to the supply of LiveWire Production Assets and Tooling; (ii) placing orders for LiveWire Production Assets and Tooling directly to HD’s Facility with, and issuing forecasts and delivery releases to, the relevant suppliers; (iii) arranging for delivery of LiveWire Production Assets and Tooling directly to HD’s Facility in timely manner and paying for all related logistics and installation costs; and (iv) receiving and settling all supplier invoices for Tooling;

(c) negotiating the price and all other terms applicable to the supply of LiveWire Production Materials and entering into contracts with all applicable suppliers (following which HD shall be responsible, as LiveWire’s agent, for ordering, arranging delivery and settling invoices from such suppliers as set forth in Section 5.2(c));

(d) handling any warranty claims and other claims related to LiveWire Production Materials, LiveWire Production Assets, Tooling, cost recoveries and termination and resourcing processes against the relevant suppliers of the foregoing; and

(e) for avoidance of doubt, source-selecting, procuring, purchasing and arranging for delivery and storage of all service parts and parts and accessories (P&A) relating to the Products (which shall not be considered Production Materials).

5.2 Procurement by HD. With respect to HD Production Assets and Shared Production Materials, HD shall be exclusively responsible for procurement of HD Production Assets as set forth below, and LiveWire shall be ultimately responsible for the procurement of Shared Production Materials to be used in Products; provided that LiveWire appoints HD as its agent, and HD agrees to its appointment as an agent for LiveWire, for the procurement of Shared Production Materials as set forth below. Accordingly, HD shall engage in the following activities:

(a) source-selecting all Shared Production Materials and HD Production Assets;

(b) procuring all Shared Production Materials and HD Production Assets including negotiating the price and all other terms applicable to the supply of Shared Production Materials and HD Production Assets; provided that HD will not agree to changes to contracts for the procurement of Shared Production Materials that would, in HD’s reasonable judgement, have a material adverse impact on LiveWire;

(c) (i) placing orders for Production Materials and HD Production Assets directly to HD’s Facility with, and issuing forecasts and delivery releases to, the relevant suppliers; (ii) arranging for delivery of Production Materials and HD Production Assets directly to HD’s Facility in timely manner; and (iii) receiving and settling all supplier invoices for Production Materials and Production Assets.

5.3 Re-designation of Shared Production Materials. Notwithstanding anything to the contrary herein, if HD, in its sole discretion, determines that it will no longer use any Shared Production Materials in HD products, then HD shall use reasonable efforts to provide LiveWire with sixty (60) days’ prior notice after which HD shall have no obligations to procure such materials and LiveWire shall be required to procure such materials on its own as LiveWire Production Materials in accordance with Section 5.1. Furthermore, LiveWire may, in its sole discretion, decide to use a separate supplier for procurement of any items included in the Shared Production Materials, in which case it shall notify HD, and thereafter LiveWire shall procure such materials on its own as LiveWire Production Materials in accordance with Section 5.1 (provided that HD shall not be required to cancel any pending orders for such Shared Production Materials).

5.4 Supplier Issues. In the event of a conflict, dispute or other issue with a third-party supplier or manufacturer in connection with the foregoing, either Party may submit a description of such issue to the Operational Committee and the Operational Committee will convene within a reasonable time following receipt of such description to address such issue in good faith in accordance with ARTICLE 12.

5.5 Risk of Loss; Ownership.

(a) Tooling and Finished Products; Removal. LiveWire shall own, and insure against and bear the risk of loss, theft and damage of and to, all Tooling and finished Products delivered to LiveWire in accordance with Section 2.8. To inform LiveWire’s procurement of replacement Tooling, HD will provide LiveWire reasonable advance notice of Tooling that is expected to wear out based on its expected life. LiveWire will be responsible for the cost of repairing or replacing the Tooling and finished Products if they are stolen, worn out, damaged or destroyed other than due to HD’s negligence or willful misconduct. Upon termination or expiration of this Agreement, LiveWire may remove the Tooling and remaining LiveWire Production Materials from HD’s Facility, and HD shall provide reasonable support and assistance to LiveWire, at LiveWire’s reasonable cost and expense, with respect thereto.

(b) Production Materials and Production Assets. HD shall own, and insure against and bear the risk of loss, theft and damage of and to, all Production Materials and LiveWire Production Assets. Once Production Materials are incorporated into a finished Product, until such Product is delivered in accordance with Section 2.8, such Product shall be and remain the sole property of HD, and HD shall insure against and bear the risk of loss, theft and damage of and to such Products. HD shall own the HD Production Assets.

(c) Ownership of LiveWire Production Assets on Termination. Upon termination or expiration of this Agreement, HD may, at its option, retain ownership of any and/or all LiveWire Production Assets, provided that the remaining cost of maintenance, retooling and/or disposal of such LiveWire Production Assets shall in such case be excluded from the Termination Charges otherwise payable by LiveWire. If, upon termination or expiration of this Agreement, HD notifies LiveWire that it does not desire to retain ownership of any LiveWire Production Assets, LiveWire will have the option to acquire such LiveWire Production Assets from HD at their book value. If LiveWire does not exercise the option to acquire such LiveWire Production Assets, then the remaining cost of maintenance, retooling and/or disposal of such LiveWire Production Assets shall be included in the Termination Charges. If LiveWire exercises the option and acquires such LiveWire Production Assets at their book value, then the foregoing costs will be excluded from the Termination Charges.

ARTICLE 6

RECALLS

6.1 Recall by HD. In the event of a Product recall, quality action or field campaign (“Recall”) initiated by HD, LiveWire will cooperate fully with HD with respect to such Recall, and will perform all acts reasonably requested by HD with respect to such Recall. LiveWire will consult with HD regarding the content of any public statements regarding the Recall.

6.2 Recall by LiveWire. In the event of a Recall initiated by LiveWire, HD will cooperate fully with LiveWire with respect to such Recall, and will perform all acts reasonably requested by LiveWire with respect to such Recall. HD will consult with LiveWire regarding the content of any public statements regarding the Recall.

6.3 Cost of Recall. If a Recall is initiated because of a breach of HD’s warranty obligations, HD will promptly repair (if practical) or replace the defective Products at no charge to LiveWire, and will be responsible for the following out-of-pocket expenses incurred by LiveWire or by HD as a result of such Recall (directly or through LiveWire’s warranty reimbursements to its dealers and distributors) to correct the defective Product: diagnosis, removal, round-trip shipping, installation, testing and, if applicable, retail profit margin. If a Recall is initiated for any other reason (“LiveWire’s Recall Obligations”), LiveWire will be responsible for all expenses incurred by HD as a result of such Recall, and compensate all damages and losses suffered by HD as a result of such Recall. If a Recall is initiated both because of a breach of HD’s warranty obligations and because of LiveWire’s Recall Obligations, then each Party shall be responsible for a pro rata share of the total expenses incurred in connection with such Recall in proportion to each Party’s respective responsibility for the circumstances giving rise to the Recall as determined in good faith by the Operational Committee.

6.4 Notice. Prior to a Party notifying the government or any regulatory authority of its final determination that a Recall involving one or more Products will be conducted, the Party agrees to deliver written notice to the other Party that a Recall is being considered and to allow the other Party a reasonable opportunity to review the relevant data and offer comments on the possible Recall. However, each Party will decide, in its sole discretion, when to conduct a Recall and the scope of any such Recall.

ARTICLE 7

TECHNICAL DOCUMENTS; INTELLECTUAL PROPERTY RIGHTS

7.1 LiveWire hereby grants to HD, or undertakes to ensure that HD is granted, as the case may be, a non-exclusive, non-transferable right to use all patents, technical information and other forms of intellectual property rights associated with the Products for the purposes of fulfilling its obligations under this Agreement. LiveWire shall from time to time furnish to HD all sub-assembly drawings, specifications, the build book, quality standards and other documentary information (collectively, the “Technical Manufacturing Documents”) which are necessary to provide the service of manufacturing Products pursuant to the terms of this Agreement. As between LiveWire and HD, (i) LiveWire shall own and have full responsibility for the design of Products, including all Technical Manufacturing Documents and (ii) HD shall own and have full responsibility for HD’s manufacturing processes and standard work instructions. Without limiting any rights and remedies LiveWire may have for breach of any representation or warranty under the Separation Agreement, LiveWire represents that it has the full right under its license agreements to have HD provide services to it under this Agreement.

7.2 If any Intellectual Property relating to EV Manufacturing Processes is jointly invented by personnel of each of the Parties on an ad hoc basis in connection with the manufacturing of Products by HD in accordance with this Agreement (other than Intellectual Property developed pursuant to formal Projects under the Joint Development Agreement, or Intellectual Property developed in connection with research and development projects that HD consulted with LiveWire about pursuant to Section 2.1 of the Joint Development Agreement, but LiveWire declined to participate in), the ownership and licensing of such Intellectual Property shall be treated as if it were Project IP under the Joint Development. Notwithstanding the foregoing, and notwithstanding anything to the contrary herein, any Improvements to HD’s proprietary manufacturing processes shall be owned exclusively by HD and will not be licensed to LiveWire (unless separately otherwise agreed by the Parties). To the extent LiveWire has any right, title or interest in any such Improvements, LiveWire hereby assigns to HD all of its right, title and interest in, to and under any such Improvements, together with all claims, causes of action and rights to sue for past, present and future infringement, violation or other impairment thereof, and agrees to execute any documents or take any actions reasonably requested by HD in order to evidence or effectuate the foregoing assignment.

ARTICLE 8

CONFIDENTIALITY

8.1 Confidentiality. Each of the Parties agrees that any Confidential Information of the other Party received in the course of performance under this Agreement shall be kept strictly confidential by the Parties, except that HD may disclose LiveWire’s Confidential Information for the sole purpose of providing services pursuant to this Agreement to any Affiliate of HD or to third parties that provide such services in accordance with the terms of this Agreement; provided, that HD shall ensure that any such Affiliate or third party is bound by obligations of confidentiality at least as strict as those contained herein. HD shall be responsible for any such Affiliate or third party keeping confidential such Confidential Information of LiveWire. The Party receiving Confidential Information further agrees (i) not to use the disclosing Party’s Confidential Information except as necessary to perform its obligations under this Agreement, and (ii) to take the same care with the disclosing Party’s Confidential Information as it does with its own, but in no event less than a reasonable degree of care. Upon the termination or expiration of this Agreement, each Party shall return to the other Party or destroy all of such other Party’s Confidential Information. Each of the Parties shall treat the terms of this Agreement as if they were the Confidential Information of the other Party and shall not disclose the terms of this Agreement without the other Party’s prior written consent, except as required by applicable Law, by the rules of any national stock exchange with respect to a Party’s publicly-traded securities or as otherwise permitted under this Agreement.

8.2 Government Order. If the receiving Party is requested to disclose any of the disclosing Party’s Confidential Information pursuant to any judicial or governmental order, the receiving Party, if legally permissible, will promptly notify the disclosing Party of such order so that the disclosing Party, in its sole discretion, may seek an appropriate protective order and/or take any other action to prevent or minimize the breadth of such disclosure.

8.3 Data Privacy and Security. Because the services under the Agreement may require HD to receive, store, transmit or manage data related to the business of LiveWire, or Personal Information of or relating to its employees, customers, manufacturers or contractors (collectively, “LiveWire Data”), or to otherwise access LiveWire’s systems, HD shall comply with the provisions of Exhibit B and otherwise ensure appropriate protection and handling of LiveWire Data. Because the services under the Agreement also may require LiveWire to receive, store, transmit or manage data related to the business of HD, or Personal Information of or relating to its employees, customers, manufacturers or contractors (collectively, “HD Data”), or to otherwise access HD’s systems, LiveWire shall comply with the provisions of Exhibit B and otherwise ensure appropriate protection and handling of HD Data.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by LiveWire. LiveWire shall defend, indemnify and hold HD, its officers, directors, employees and agents harmless from any and all Losses suffered or incurred by HD in connection with any and all third-party claims to the extent arising from or relating to (i) the gross negligence or willful misconduct of LiveWire, (ii) LiveWire’s material breach of this Agreement, (iii) LiveWire’s breach of Sections 8.1 or 8.3, or (iv) actual or alleged infringement, misappropriation or violation of third-party intellectual property rights arising out of the use of or compliance with the Specifications, the Technical Manufacturing Documents or the LiveWire Production Materials, but in all cases excluding claims for which HD has an obligation to indemnify LiveWire pursuant to Section 9.2.

9.2 Indemnification by HD. HD shall defend, indemnify and hold LiveWire, its officers, directors, employees and agents harmless from any and all Losses suffered or incurred by LiveWire in connection with any and all third-party claims to the extent arising from or relating to (i) the gross negligence or willful misconduct of HD, (ii) HD’s material breach of this Agreement, (iii) HD’s breach of Sections 8.1 or 8.3, or (iv) actual or alleged infringement, misappropriation or violation of third-party intellectual property rights resulting from HD’s manufacturing processes or other actions taken by HD in its provision of manufacturing services (other than actions that are taken at LiveWire’s direction), but in all cases excluding claims for which LiveWire has an obligation to indemnify HD pursuant to Section 9.1.

9.3 Indemnification Procedures. The indemnified Party agrees to: (i) promptly notify the indemnifying Party in writing of a claim against which it is indemnified hereunder; (ii) give the indemnifying Party sole control of the defense and all related settlement negotiations (subject to the written approval of the indemnified Party, not to be unreasonably withheld, for any settlements that do not unconditionally release the indemnified Party or that materially affect the terms of the Agreement); and (iii) provide the indemnifying Party, at the indemnifying Party’s expense, with the assistance, information, and authority reasonably necessary to perform the above. The indemnified Party may also participate in the defense of a claim at its option and its own expense.

ARTICLE 10

LIMITATION OF LIABILITY

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR LIABILITY ARISING FROM A PARTY’S GROSS NEGLIGENCE, WILLFUL MISCONDUCT, NON-COMPLIANCE WITH APPLICABLE LAW, RECALL (IN ACCORDANCE WITH SECTION 6.3) OR INDEMNIFICATION OBLIGATIONS HEREUNDER, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, (I) NEITHER HD NOR LIVEWIRE SHALL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY, REMOTE, SPECULATIVE OR SIMILAR DAMAGES OR ANY LOST PROFITS OR DAMAGES CALCULATED BASED ON A MULTIPLE OF PROFITS, REVENUE OR ANY OTHER FINANCIAL METRICS IN EXCESS OF COMPENSATORY DAMAGES OF THE OTHER ARISING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND (II) EACH PARTY’S TOTAL LIABILITY IN CONNECTION WITH THIS AGREEMENT OR THE ACTS OR OMISSIONS OF SUCH PARTY, ITS AFFILIATES AND ITS AND THEIR SUPPLIERS, CONTRACTORS AND AGENTS IN CONNECTION WITH THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNTS PAID OR PAYABLE BY LIVEWIRE HEREUNDER IN THE TWELVE (12) MONTH PERIOD PRECEDING THE CLAIM OR CAUSE OF ACTION GIVING RISE TO LIABILITY.

ARTICLE 11

FORCE MAJEURE

In case a Party shall be hindered, delayed or prevented from performing its obligations under this Agreement (other than its payment obligation), or if such performance is rendered impossible by reason of fire, explosion, earthquake, storm, flood, drought, embargo, pandemic, epidemic, quarantine, lock-down order, wars or other hostilities, strike, lockout or other labor disturbance, mechanical breakdown, governmental action, or any other event that is beyond the reasonable control of, and not caused by, a Party (a “Force Majeure Event”), then the Party so hindered, delayed or prevented shall not be liable to the other Party for the resulting delay or failure to carry out its obligations hereunder. In any such event, such Party’s affected obligations hereunder shall be postponed for such time as its performance is suspended or delayed on account thereof. The affected Party will promptly notify the other Party, either orally or in writing, upon learning of the occurrence of such Force Majeure Event. If the Force Majeure Event affects the provision of services by HD hereunder, HD shall use commercially reasonable efforts to remove such Force Majeure Event as soon as and to the extent reasonably possible and, in any event, will treat LiveWire the same as any other internal or external recipient of the affected services, if any. Upon the cessation of the Force Majeure Event, the affected Party will use commercially reasonable efforts to resume its performance with the least possible delay.

ARTICLE 12

OPERATIONAL COMMITTEE; DISPUTE COMMITTEE

12.1 Operational Committee. Each Party shall designate their respective employees identified below to conduct the activities described in Section 12.3 (such designated employees, collectively, the “Operational Committee”):

(a) LiveWire’s Head of EV Technology (or equivalent);

(b) LiveWire’s Director of Sales (or equivalent);

(c) HD’s Vice President – Engineering (or equivalent); and

(d) HD’s Vice President – Manufacturing (or equivalent).

Each Party may change from time to time in its discretion its members of the Operational Committee; provided that it shall inform the other Party in writing and shall ensure that the newly appointed member has comparable expertise to the replaced employee. Further, each Party may elect from time to time, upon reasonable prior notice to the other Party, to have employees who are not members of the Operational Committee attend meetings of the Operational Committee to participate in discussions of specific topics scheduled for discussion during such meeting.

12.2 Meetings. The Operational Committee will meet either physically, telephonically or virtually as is acceptable to a majority of the members of the Operational Committee, as follows:

(a) General. Once within each consecutive three (3) month period from the Effective Date, the Operational Committee will meet to discuss outstanding issues within its scope.

(b) Quarterly Product Price Review. Within two (2) weeks following the issuance of each Quarterly True-Up Report, the Operational Committee will meet to review the Product Prices and discuss in good faith any modifications to the Product Prices or the methodology for their determination. Such discussions may include a review of the Parties’ respective cost allocations, and notwithstanding anything to the contrary in Section 1.1(a) and Section 3.2, as part of any such review, the Operational Committee will discuss in good faith any modifications to cost allocations, including modifications resulting from either Party deleveraging. The Parties may mutually agree on changes thereto, including any changes to increase or decrease Product Prices or with respect to particular Products. In the event the Parties are unable to mutually agree on such changes within the applicable seven (7) day period following the first meeting of the Operational Committee in each aforementioned period or in the following thirty (30) day Dispute period, if applicable, the Product Prices and/or methodology will remain unchanged.

(c) Annual Volume Commitment and Order Requirement Review. Within the three (3) week period prior to each anniversary of the Effective Date, the Operational Committee will meet to review the Minimum Annual Volume Commitment for each Product, and the permitted deviation between the Minimum Annual Volume Commitment and Forecasts, and discuss in good faith any modifications thereto. The Parties may mutually agree on changes to the Minimum Annual Volume Commitment for any Product and such changes will be effective from the date six (6) months following such mutual agreement. In the event the Parties are unable to mutually agree on such changes within such three (3) week period, the Parties will refer the disagreement for resolution by the Dispute Committee pursuant to Section 12.4.

Each Party shall cause its members of the Operational Committee to participate in the meetings of the Operational Committee in accordance with the schedule set forth above; provided that a Party may elect in its discretion to refer any matter falling within the responsibility of the Operational Committee as set forth in Section 12.3 to the Dispute Committee if the members or designated attendees of the Operational Committee of the other Party with the expertise to address the relevant matters repeatedly fail to be available to discuss such matters in a meeting of the Operational Committee. Furthermore, notwithstanding the foregoing, each Party may at any time elect to convene an ad hoc meeting of the Operational Committee; provided that: (A) it has submitted in writing to the other Party a description of the matters it would like to discuss during such ad hoc meeting; and (B) the other Party agrees these matters should be discussed ahead of the next regularly scheduled meeting of the Operational Committee. The Parties will jointly determine the date and the format of such meeting.

12.3 Responsibilities. The Operational Committee is responsible for the following activities:

(a) reviewing and discussing all matters that require the Parties’ cooperation or consultation with each other hereunder or joint actions from the Parties;

(b) reviewing and discussing appropriate actions with respect to any operational day-to-day matter for the management or resolution of which this Agreement provides no guidance;

(c) reviewing and discussing all claims, issues, disagreements or disputes that may arise from, under or in connection with this Agreement;

(d) reviewing and discussing all matters that a Party elects to refer to the Operational Committee; and

(e) reviewing, discussing and ratifying all proposed changes to Exhibit A (it being understood that no modifications to Exhibit A shall be effective until formally ratified by the Operational Committee).

12.4 Guidelines and Subcommittees. The Operational Committee may develop and establish guidelines and governance rules for management and resolution of matters within its responsibility, and delegate such matters to subcommittees that the Operational Committee appoints from time to time.

12.5 Disputes. Any matter described in Section 12.3 or otherwise referred to the Operational Committee pursuant to this Agreement that the Operational Committee fails to address or resolve to the satisfaction of both Parties within fourteen (14) days after the circumstances leading to the dispute have first been discussed during a meeting of the Operational Committee (a “Dispute”) may be referred by any Party to an appropriate member of HD’s senior leadership team, or such member’s designee, and an appropriate member of LiveWire’s senior leadership team, or such member’s designee (such designated members, the “Dispute Committee”). The Parties shall attempt in good faith to resolve the dispute by negotiation between their respective representatives on the Dispute Committee. The Parties agree that the members of the Dispute Committee shall have full and complete authority on behalf of their respective Parties to resolve any Disputes submitted to the Dispute Committee pursuant to this Section 12.4. If the Dispute Committee fails to reach agreement on a satisfactory resolution of the Disputes within thirty (30) days of the date of referral of the relevant Dispute to the Dispute Committee by the Operational Committee, either Party may pursue remedies in accordance with Section 14.6.

ARTICLE 13

TERM AND TERMINATION

13.1 Term. Unless earlier terminated pursuant to the terms and conditions of this Agreement, this Agreement shall commence on the Effective Date and shall remain in force for ten (10) years (“Initial Term”); provided, however, with respect to any Platform, the Initial Term applicable to the manufacturing of Products included in such Platform shall not expire until the five (5) year exclusive manufacturing period for such Platform expires. Following the end of the Initial Term (or, with respect to each Platform, the end of the five (5) year exclusive manufacturing period for such Platform), this Agreement shall automatically renew for successive five (5) year periods (each, a “Renewal Term”), subject to termination in accordance with Section 13.2 or Section 13.3. The Initial Term, together with the Renewal Terms, are collectively referred to hereunder as the “Term”.

13.2 Termination by Either Party. If either Party fails to perform any of its material duties or obligations pursuant to this Agreement and such breach is not cured within thirty (30) days, in the event such breach involves the payment of money, or within ninety (90) days, with respect to any other breach, after notice to such Party specifying the nature of such failure, the other Party may terminate this Agreement in its entirety, or with respect to any or all of the services provided to the defaulting Party, upon further notice to the defaulting Party. Either Party may terminate this Agreement immediately upon the occurrence of any of the following events: the other Party (i) is prevented from performing its obligations by reason of a Force Majeure Event for a period of six (6) months or more; (ii) becomes insolvent; (iii) enters bankruptcy, receivership, liquidation, composition of creditors, dissolution or similar proceeding; or (iv) undergoes a Change of Control Event. In the event that HD terminates this Agreement upon a Change of Control Event of LiveWire, LiveWire shall have a period of up to twenty-four (24) months following such termination to transition the manufacturing services provided hereunder to itself or a third party. HD shall continue to perform any manufacturing services requested by LiveWire with respect to the Products during such period subject to the terms and conditions of this Agreement.

13.3 Termination by LiveWire. Either Party will have the right to terminate this Agreement, with respect to one, several or all Products included in a Platform, by providing written notice of termination to the other Party on or after the date that the exclusive manufacturing period for such Platform expires, which termination will be effective twenty-four (24) months following delivery of such notice. In the event that LiveWire terminates this Agreement pursuant to this Section 13.3, (i) if the applicable termination occurs during the Initial Term or first Renewal Term for the relevant Product(s) (i.e., the five (5) year period following the five (5) year exclusive manufacturing period for such Platform), LiveWire shall be liable for any Termination Charges related to the terminated Product(s); provided that, (1) HD shall attempt to minimize and mitigate any Termination Charges; (2) HD shall make available to LiveWire all assets the cost of which are included in the Termination Charges (e.g., materials, work-in-progress and finished goods, machinery and equipment, including related tooling, jigs, dies, gauges, fixtures, molds, patterns and other accessories), and LiveWire shall bear all removal and logistics costs therefor; (3) HD shall attempt, to the extent practicable in HD’s reasonable business judgment, to repurpose or redeploy, including for other Platforms, any assets the cost of which would be included in the Termination Charges and any such assets that are repurposed or redeployed will be excluded from the Termination Charges, provided that any costs incurred by HD in connection with such repurposing or redeployment shall be included in the Termination Charges; and (4) at LiveWire’s request, HD shall, to the extent practicable in HD’s reasonable business judgment, assign to LiveWire, in whole or in part, those third-party contracts for the procurement of materials, goods, and services required for the manufacture of Products hereunder, for which Termination Charges would otherwise have been payable; and (ii) HD may adjust in its reasonable discretion the fee for the non-terminated Products if HD reasonably determines that the termination of the supply of the relevant Product(s) will increase the cost of production of the non-terminated Products.

13.4 Other Rights. The provisions of this Article are without prejudice to any other rights or remedies either Party may have by reason of the default of the other Party.

13.5 Survival. Notwithstanding the foregoing, the provisions of ARTICLE 1, Section 3.1, Section 3.2, Section 3.3, ARTICLE 4, Section 5.5(c), ARTICLE 6, ARTICLE 8, ARTICLE 9, ARTICLE 10, Section 13.4, Section 13.5 and ARTICLE 14 shall survive the expiration or termination of this Agreement by any reason whatsoever.

13.6 Transition and Further Assurances. In the event of a termination for LiveWire’s Change of Control under Section 13.2, HD will discuss with LiveWire in good faith, to the extent applicable, an equitable adjustment to the Minimum Annual Volume Commitment for the year in which HD gave LiveWire notice of such termination. Upon termination of this Agreement, HD shall make available to LiveWire any Technical Manufacturing Documents or written Specifications and Tooling owned by LiveWire that are in HD’s possession or control. Upon termination of this Agreement, HD shall use commercially reasonable efforts to assist, at LiveWire’s cost, with LiveWire’s transition of the manufacture of Products to LiveWire or its designee, it being understood and agreed that HD shall not be required under any circumstances to provide or disclose HD’s proprietary manufacturing processes or know-how to LiveWire or any other Person.

ARTICLE 14

GENERAL PROVISIONS

14.1 Assignment; Successors and Assigns. HD may assign or transfer this Agreement, in whole or in part, (i) to any of its Affiliates provided that HD remains liable for such Affiliates’ performance, obligations, and liabilities hereunder or (ii) in connection with the assignment or other transfer of all or substantially all of the assets used to manufacture one or more of the Products in connection with this Agreement provided that the third party transferee is qualified to manufacture the Products as required under this Agreement. LiveWire shall not assign or transfer this Agreement, in whole or part, without HD’s prior written consent. Notwithstanding the foregoing, LiveWire may (i) assign this Agreement, in whole or in part, to any of its Affiliates, (ii) assign or otherwise transfer this Agreement, in whole but not in part, to any Person in connection with a transfer of all or substantially all of the LiveWire Business to such Person (whether by merger, consolidation, sale of assets, sale or exchange of stock, by operation of law or otherwise and whether in a single or multiple transactions); and provided that, in each of the above cases, such transferee, assignee or successor agrees in writing to be bound by the terms of this Agreement. Any attempted or purported assignment or transfer in violation of the preceding shall be null and void and of no effect whatsoever. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

14.2 Modification or Amendments. Subject to the provisions of applicable law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by written instrument signed by the authorized representative of the Party against whom it sought to enforce such waiver, amendment, supplement or modification is sought to be enforced.

14.3 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

14.4 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

14.5 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or to the transactions contemplated hereby or to the inducement of either Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, including all matters of validity, construction, effect, enforceability, performance and remedies.

14.6 Consent to Jurisdiction. This Agreement, together with any Action, dispute, remedy or other proceeding arising from or relating to this Agreement or the transactions contemplated hereby or any relief or remedies sought by any Parties hereto (whether in contract, tort or statute), and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any conflicts of laws rules, principles or regulations that would require the application of the laws of another jurisdiction. The state and federal courts located within the State of Delaware (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the Parties hereto, whether in law or in equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties hereto consent to and agree to subject to the exclusive jurisdiction of such Chosen Courts.

14.7 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SHALL NOT ASSERT IN ANY SUCH DISPUTE, ANY CLAIM THAT: (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY ACTION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE MAILING OF PROCESS OF OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 14.8 (OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW) SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER PROVIDED HEREIN. THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.8 Notices. Any notice, request, instruction or other document to be given hereunder by either Party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail (with confirmed receipt), addressed as follows:

If to HD, to:

Harley-Davidson Motor Company

3700 W. Juneau

Milwaukee, WI 53217

Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

if to LiveWire, to:

LiveWire

3700 W. Juneau

Milwaukee, WI 53217 Attention: Chief Legal Officer

Email: Paul.Krause@harley-davidson.com and H-DGeneralCounsel@harley-davidson.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Attention: Ryan Maierson

Email: ryan.maierson@lw.com

Attention: Jason Morelli

Email: jason.morelli@lw.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

14.9 Entire Agreement. This Agreement, the Separation Agreement, the Orders and the exhibits, annexes and schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties with respect to such subject matter other than those set forth or referred to herein. Any terms submitted by LiveWire, including on any document or form submitted by LiveWire which are in addition to or inconsistent with those set forth herein, are hereby expressly rejected by HD and shall not apply to LiveWire’s purchase of Products from HD unless agreed to in a writing signed by both Parties. In the event of any inconsistency or conflict between or among the provisions of this Agreement and any Order, the inconsistency shall be resolved by giving precedence to this Agreement.

14.10 No Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person (including any shareholders of HD or shareholders of LiveWire) except the Parties hereto any rights or remedies hereunder. There are no third-party beneficiaries of this Agreement, and this Agreement shall not provide any third Person (including any shareholders of HD or shareholders of LiveWire) with any remedy, claim, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

14.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

14.12 Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, Section of, Schedule to, Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa. All references in this Agreement to “$” are intended to refer to United States dollars. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time.

14.13 Expenses. Except as otherwise expressly provided herein, each Party shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

14.14 No Set-Off. The obligations under this Agreement shall not be subject to set-off for non-performance or any monetary or non-monetary claim by any Party or any of their respective Affiliates under any other agreement between the Parties or any of their respective Affiliates.

14.15 Construction. This Agreement shall be construed as if jointly drafted by the Parties and no rule of construction or strict interpretation shall be applied against either Party. The Parties represent that this Agreement is entered into with full consideration of any and all rights which the Parties may have. The Parties have conducted such investigations they thought appropriate, and have consulted with such advisors as they deemed appropriate regarding this Agreement and their rights and asserted rights in connection therewith. The Parties are not relying upon any representations or statements made by the other Party, or such other Party’s employees, agents, representatives or attorneys, regarding this Agreement, except to the extent such representations are expressly set forth or incorporated in this Agreement. The Parties are not relying upon a legal duty, if one exists, on the part of the other Party (or such other Party’s employees, agents, representatives or attorneys) to disclose any information in connection with the execution of this Agreement or their preparation, it being expressly understood that neither Party shall ever assert any failure to disclose information on the part of the other Party as a ground for challenging this Agreement.

14.16 Relationship of the Parties. The relationship of the Parties to one another is that of independent contractors and no Party nor its agents or employees shall be considered employees or agents of another Party, unless specifically provided otherwise herein. This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture or grant of a franchise between HD and LiveWire. Neither Party shall have the right to bind the other Party to any obligations to third parties, unless specifically provided otherwise herein.

14.17 Compliance with Laws. Each Party shall comply, at its own expense, with the provisions of all Laws applicable to the performance of its obligations under this Agreement.

14.18 Other Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement or the other Ancillary Agreements.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the Effective Date.

Harley-Davidson Motor Company Group, LLC

By:	/s/ Gina Goetter
Name:	Gina Goetter
Title:	Chief Financial Officer

LiveWire EV, LLC

By:	/s/ Amanda Parker
Name:	Amanda Parker
Title:	Chief Legal Officer

EXHIBIT A

PRODUCTS

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EXHIBIT B

DATA PRIVACY AND SECURITY

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